ทะเบียนเลขที่ บมจ. 53

File No. 82-3827

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)

PTT Exploration and Production Public Company Limited

PTTEP No. 1.910 / L.082 /2004

Finance Department
Tel. 0-2537-4509

04012974

February 13, 2004

04 FEB 19 AM 7:21

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Registration of Change in Paid-Up Capital

SUPPL

Dear Sir,

PTT Exploration and Production Public Company Limited recently submitted a registration application for change in its registered paid-up capital, and the Registrar of Public Limited Company, Department of Business Development, Ministry of Commerce, duly registered such change in paid-up capital of the Company on February 13, 2004. Details are as follows:

1. The Company's paid-up capital now totals Baht 3,262,204,000.00 (Three thousand two hundred and sixty two million, two hundred and four thousand Baht)
2. The Company's issued and paid-up shares are 652,440,800 (Six hundred and fifty two million, four hundred and forty thousand and eight hundred shares), which are categorized as follows:

Ordinary Shares :	652,440,800	(Six hundred and fifty two million, four hundred and forty thousand and eight hundred shares)
Preferred Shares :	-	(-)

PROCESSED
FEB 20 2004
THOMSON FINANCIAL

Yours sincerely,

Maroot Mrigadat
President

dw 2/20

มีประสิทธิภาพ โปร่งใส ก้าวไกล มั่นคง ปตท.สผ. รณรงค์ส่งเสริม "บรรษัทภิบาล"

Effectiveness and Transparency drive our Growth and Stability • At PTTEP we commit to strong "Corporate Governance"